

Donald E. Cameron, M.Sc., Consulting Geologist
SME Registered QP Member 4018521RM
MMSA Member #01434QP, WA License #835
21200 E. Country Vista Drive #C101
Liberty Lake, WA 99019 USA
(01)-208-818-9695
Skype: Habitualminer

CONSENT OFAUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange

Dears Sirs/Mesdames:

I, Donald E. Cameron, do hereby consent to the public filing of the written disclosure of the technical report titled "*TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE, GUANAJUATO, MEXICO*" and dated August 30, 2012 (the "Technical Report") prepared for Endeavour Silver Corp. and to extracts from or a summary of, the Technical report contained in the news releases dated July 16, 2012 and August 7, 2012, Management's Discussion and Analysis For the Six Months Ended June 30, 2012, and Condensed Consolidated Interim Financial Statements, Second Quarter Report, Three and Six Months Ended June 30, 2012 and 2011of Endeavour Silver Corp., and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosures filed (the news releases dated July 16, 2012 and August 7, 2012, Management's Discussion and Analysis for the six months ended June 30, 2012, and Condensed Consolidated Interim Financial Statements, Second Quarter Report,Three and Six Months Ended June 30, 2012 and 2011) and that such disclosures fairly and accurately represent the information contained in the Technical Report.

Dated this 30th day of August, 2012

"Donald E. Cameron"

Donald E. Cameron
Consulting Geologist

Society of Mining Metallurgy & Exploration
Registered Member No. 4018521RM
Mining and Metallurgical Society of America
Member #01434QP